UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 7, 2017

Pursuant to the provisions of Article 28 of the Single Consolidated Text of Securities Market Law and of Resolution SMV 005-2014.SMV / 01, we hereby provide the following update, as a Significant Fact:

With reference to that which was reported within our 6-K dated January 26, 2017, wherein we hereby announce that the General Manager of the Company, also the General Manager of CEMENTOS PACASMAYO SAA, agreed to establish March 1, 2017 as the effective date for the spinoff, subject to the registration of the spinoff within the Public Records.

In this regard, we hereby affirm that today, February 7, 2017, the spin-off has been registered under record entry B00001 of the Electronic Record of the Company, so we confirm that the effective date of entry will be March 1, 2017

We also confirm that in compliance with Securities Market regulations, specifically Circular No. 037-2015-SMV / 11.1 and Resolution CONASEV No. 069-2006-EF-94.10, the registration and exchange date will also be on March 1, 2017.